SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2011

Commission File Number 0-28800

_____

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(_Address of principal executive offices_)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2011, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated October 27, 2011, entitled "REPORT TO SHAREHOLDERS FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2011".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 27, 2011   By: /s/ Themba Gwebu
                                               Name: Themba Gwebu
                                               Title: Company Secretary



DRD**GOLD** ▶
L I M I T E D

Report to shareholders for the first quarter ended 30 September 2011

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06

JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM

NASDAQ trading symbol: DROOY • ("DRDGOLD" or "the company")



GROUP RESULTS

KEY FEATURES FOR THE QUARTER

- Gold production up 1% to 63 562 oz
- Revenue up 28% to R806.2 million
- Operating profit up 82% to R202.5 million
- Headline earnings per share up 150% to 20 cents per share
- Net cash inflow from operations up 14% to R117.9 million
- Board considering offers received for Blyvoor

Review of operations		Quarter	Quarter	% change	Quarter	% change
Group		**Sep 2011**	**Jun 2011**		**Sep 2010**	Q1 2012 vs Q1 2011
Gold production	oz	**63 562**	63 079	1	65 267	(3)
	kg	**1 977**	1 962	1	2 030	(3)
Gold production sold	oz	**65 523**	61 150	7	69 607	(6)
	kg	**2 038**	1 902	7	2 165	(6)
Gold price received	US$ per oz	**1 734**	1 522	14	1 218	42
	ZAR per kg	**395 568**	331 372	19	288 054	37
Cash operating costs	US$ per oz	**1 305**	1 283	2	1 084	20
	ZAR per kg	**297 808**	280 240	6	256 498	16
Operating profit	US$ million	**28.5**	16.4	74	9.5	200
	ZAR million	**202.5**	111.0	82	69.4	192
Capital expenditure	US$ million	**9.9**	13.8	(28)	8.1	22
	ZAR million	**77.9**	93.6	(17)	59.4	31

STOCK
Issued capital

384 884 379 ordinary no par value shares

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 406 467 306

STOCK TRADED	JSE	NASDAQ*
Average volume for the quarter per day ('000)	913	1 357
% of issued stock traded (annualised)	62	92
Price • High	R4.89	$0.579
• Low	R2.97	$0.421
• Close	R4.20	$0.508

* This data represents per share data and not ADS data – one ADS reflects ten ordinary shares



FORWARD-LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2010, which we filed with the United States Securities and Exchange Commission on 29 October 2010 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report has not been reviewed and reported on by DRDGOLD's auditors.

Dear shareholder

I am pleased to announce another encouraging set of operating and financial results for the quarter under review as a result of steady production and a healthy increase in the average gold price to R395 568/kg. Operating profit rose by 82% from the previous quarter to R202.5 million, and headline earnings per share ("HEPS") from 8 cents to 20 cents.

There were no fatal accidents during the quarter and of the five employees who were injured in a seismic event at Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") on 20 September 2011, two are back at work and three are well on their way to a full recovery.

Production

Q1 2012 v Q4 2011

Total gold production for the quarter was up 1% from the previous quarter to 63 562oz due mainly to a 5% increase in production at Blyvoor.

Q1 2012 v Q1 2011

Compared with the first quarter of FY2011, gold production was slightly lower in the first quarter of FY2012. This was a consequence mainly of lower production at Blyvoor, currently under Chapter 6 rescue proceedings, and a slight drop in production at the Crown and Ergo circuits, where we are in the process of phasing out sections of the Crown and City Deep plants and integrating them with the Ergo circuit, and also introducing two new reclamation sites. More information is provided under the detailed operational review below.

Financial

Q1 2012 v Q4 2011

Revenue for the quarter increased by 28% from the previous quarter to R806.2 million, reflecting a 7% increase in gold sold and a 19% increase in the average gold price received to R395 568/kg.

Cash operating costs rose by 7% to R588.8 million but, with the higher average Rand gold price received, operating profit was up 82% at R202.5 million.

Headline earnings rose by 160% to R75.4 million.

Q1 2012 v Q1 2011

Revenue for the quarter compared to the comparable quarter in FY2011, was 29% higher at R806.2 million, reflecting a 37% increase in the average Rand gold price received to R395 568/kg together with a 6% decrease in gold sold. After accounting for total cash operating costs – 13% higher at R588.8 million – due mainly to power cost increases and provisions for wage increases – operating profit was 192% higher at R202.5 million. HEPS were 20 cents compared with a headline loss per share of 1 cent in the first quarter of FY2011.

Detailed operational review

Ergo

For the quarter under review and going forward, the operating and financial results of the Ergo and Crown surface retreatment operations are consolidated. Results for the two operations for the September quarter of FY2011 have been consolidated for comparative purposes.

Q1 2012 v Q4 2011

Total gold production in the quarter was down 2% to 34 562oz from 35 364oz in the previous quarter. This was the result of a 4% drop in throughput to 5 231 000t. This reflects the combined, temporary impact of the relocation of recovery operations from the depleted Top Star site to the 11.5Mt, 0.52g/t 3A2 site and the commissioning of the 3L42 site. Yield was 5% up, from 0.20g/t to 0.21 g/t.

Material from the 3A2 site reports to the Crown plant for retreatment pending completion and commissioning of the full Crown/Ergo pipeline by the end of calendar 2011, after which it will report to the Brakpan plant for retreatment. Material from the 3L42 site reports to the Brakpan plant for retreatment via the City Deep plant and the City Deep/Elsburg portion of the Crown/Ergo pipeline. Completion and commissioning of the second carbon in leach ("CIL") circuit at the Brakpan plant increases the plant's retreatment capacity by 50% from 1.2Mtpm to 1.8Mtpm which is expected during October 2011.

Operating profit rose by 40% to R156.5 million, after accounting for a 13% increase in cash operating unit costs to R260 189/kg, due mainly to power tariff increases and provisions for wage increases.

Capital expenditure was slightly lower at R58.1 million (Q4 2011: R59.1 million).

Q1 2012 v Q1 2011

Gold production for the quarter was 1% lower compared with the comparable quarter in FY2011 at 34 562oz, reflecting a 5% decrease in the average yield to 0.21g/t. Throughput was 3% higher at 5 231 000t.

Cash operating costs were 13% higher at R260 189/kg, mainly as a result of lower gold production, increased Eskom tariffs and provision for wage increases.

Operating profit more than doubled to R156.5 million, a consequence of the substantially higher average Rand gold price received.

Capital expenditure of R58.1 million, compared with R38.2 million in the comparable quarter of FY2011 was directed mainly towards the Crown/Ergo pipeline, the second CIL circuit at the Brakpan plant and ongoing work to increase the capacity of the Brakpan tailings facility.

Blyvoor

Q1 2012 v Q4 2011

Blyvoor recorded a significant improvement in overall performance in the quarter from the previous quarter. Total gold production increased by 5% to 29 000oz, reflecting a 10% rise in underground gold production to 21 509oz. Gold production from surface sources was 8% lower at 7 491oz.

Higher underground gold production in the quarter resulted mainly from a 9% improvement in underground yield to 3.64g/t, reflecting a return to the use of optimal explosives, compromised in the June 2011 quarter by an explosion at the premises of the explosives supplier. Underground throughput, up 1% at 184 000t, would have been higher but for a wage-related work to rule by employees for three weeks during August and September which was ended by the granting to management of a court interdict.

Lower surface gold production in the quarter was the consequence of a 9% decline in surface yield to 0.30g/t, marking an end to a surface clean-up exercise which boosted surface gold yield, and thus, production, in the June 2011 quarter. Total surface throughput was slightly higher at 783 000t.

Total cash operating costs in the quarter were slightly lower at R342 642/kg compared with the June 2011 quarter, notwithstanding the negative impact of two months of Eskom's higher winter tariff. This was a consequence both of higher gold production and lower overtime costs due to the afore-mentioned work to rule. Underground cash operating costs were 4% lower at R415 913/kg and surface cash operating costs slightly higher at R132 262/kg.

Total operating profit in the September 2011 quarter was R46.0 million compared with a R0.6 million operating loss in the previous quarter, reflecting higher gold production, lower costs and a higher rand gold price received.

Capital expenditure, down 37% in the quarter from the previous quarter at R16.6 million, was directed mainly towards ongoing underground opening-up and development to improve flexibility and offset the impact of continuing seismic activity.

Q1 2012 v Q1 2011

Total gold produced in the quarter was 4% down on the 30 287oz produced in the September FY2011 quarter due both to a 5% drop in underground throughput and a 7% drop in underground yield.

Surface throughput in the quarter was 3% higher and surface yield 20% higher.

Total cash operating costs were 19% higher. Underground cash operating costs and surface cash operating costs were 28% higher and 5% lower, respectively.

Total cash operating profit marked a substantial improvement on the R3.4 million recorded in the September FY2011 quarter.

Capital expenditure was 13% higher at R19.1 million.

Zimbabwe

At Leny a diamond drill rig capable of drilling to 40m has been ordered and will be used to explore the area around and below the known exposed veins at Leny and GNZ. At Ascot, soil geochem survey results are expected shortly and will determine whether a drilling programme follows.

At Dilcap (John Bull), soil geochem survey and IP survey results are expected shortly, and will determine whether trenching and drilling follows. At Zhombe, magnetic and IP surveys are to begin shortly.

At Gweru Alluvials we have prioritised two exploration sites – one alluvial and one primary. We have submitted applications for mining and environmental authorisations over the alluvial site, which is on the Guinea Fowl River and are currently investigating mining and recovery methods. We have also conducted IP and magnetic surveys over the primary site, which is on the Impali River. We have identified six initial drill targets and drilling has started.

Looking ahead

We were pleased to receive four separate offers for our stake in Blyvoor. The board of DRDGOLD is considering the merits of these offers and we are on track to meet our December 2011 target to announce the disposal of our stake.

We have made a high-level appointment to drive our growth and business improvement initiatives and the previously-announced unlocking of value at ERPM Extensions 1 and 2. Further details in this regard will be announced once the individual has fully separated his ties with his former employer.

By December we hope to have the integrated Crown and Ergo circuits fully operational and then we will work towards fully optimising recoveries at the Brakpan plant, and take a more focused look at by-product feasibility. We are excited about these opportunities and the robust cash flows our recycling circuits offer.

We have completed our exploratory site visits to Mozambique. In the next few months we will raise the tempo of our exploration activities in this region.

Niël Pretorius
Chief Executive Officer

27 October 2011



The condensed consolidated financial statements are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS"), AC 500 Standards as issued by the Accounting Practices Board and the disclosure requirements of IAS 34. The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual financial statements for the year ended 30 June 2011.

CONDENSED STATEMENT OF COMPREHENSIVE INCOME	Quarter	Quarter	Quarter
	Sep 2011 **Rm** **Unaudited**	Jun 2011 Rm Unaudited	Sep 2010 Rm Unaudited
Gold and silver revenue	**806.2**	630.2	623.6
Net operating costs	**(603.7)**	(519.2)	(554.2)
Cash operating costs	**(588.8)**	(549.8)	(520.7)
Movement in gold in process	**(14.9)**	30.6	(33.5)
Operating profit	**202.5**	111.0	69.4
Depreciation	**(27.8)**	(34.9)	(27.6)
Movement in provision for environmental rehabilitation	**(7.3)**	(35.3)	(4.8)
Retrenchment costs	**–**	–	(0.4)
Net operating profit	**167.4**	40.8	36.6
Impairments	**–**	(547.7)	–
Environmental rehabilitation costs	**(14.7)**	(16.2)	(8.1)
Corporate, administration and other expenses	**(29.0)**	(43.0)	(24.4)
Share-based payments	**(0.4)**	(0.9)	(0.6)
Net (loss)/gain on financial liabilities measured at amortised cost	**(0.3)**	33.5	(12.6)
Profit on disposal of assets	**–**	1.6	4.4
Finance income	**5.9**	6.4	5.3
Finance expenses	**(5.4)**	2.4	(3.6)
Profit/(loss) before taxation	**123.5**	(523.1)	(3.0)
Income tax	**(5.8)**	(0.4)	(3.6)
Deferred tax	**(34.6)**	15.6	(1.7)
Net profit/(loss) for the period	**83.1**	(507.9)	(8.3)
Attributable to:			
Equity owners of the parent	**75.4**	(367.9)	0.3
Non-controlling interest	**7.7**	(140.0)	(8.6)
	83.1	(507.9)	(8.3)
Other comprehensive income			
Foreign exchange translation	**(2.6)**	0.8	–
Mark-to-market of available-for-sale investments	**–**	0.3	–
Total comprehensive income for the period	**80.5**	(506.8)	(8.3)
Attributable to:			
Equity owners of the parent	**72.8**	(366.9)	0.3
Non-controlling interest	**7.7**	(139.9)	(8.6)
	80.5	(506.8)	(8.3)
Reconciliation of headline earnings/(loss)			
Net profit/(loss)	**75.4**	(367.9)	0.3
Adjusted for:			
– Impairments	**–**	547.7	–
– Profit on disposal of assets	**–**	(1.6)	(4.4)
– Non-controlling interest in headline earnings adjustment	**–**	(149.2)	1.1
Headline earnings/(loss)	**75.4**	29.0	(3.0)
Headline earnings/(loss) per share-cents	**20**	8	(1)
Basic earnings/(loss) per share-cents	**20**	(96)	–
Diluted headline earnings/(loss) per share-cents	**20**	8	(1)
Diluted basic earnings/(loss) per share-cents	**20**	(96)	–
Calculated on the weighted average ordinary shares issued of:	**384 884 379**	384 884 379	384 884 379

CONDENSED STATEMENT OF FINANCIAL POSITION	As at	As at	As at
	30 Sep 2011 **Rm** **Unaudited**	30 Jun 2011 Rm Audited	30 Sep 2010 Rm Unaudited
Assets			
Non-current assets	**1 817.4**	1 778.6	2 187.7
Property, plant and equipment	**1 599.0**	1 550.1	1 896.0
Non-current investments and other assets	**25.1**	25.1	24.8
Environmental rehabilitation trust funds	**136.0**	134.2	129.3
Deferred tax asset	**57.3**	69.2	137.6
Current assets	**599.8**	510.0	396.2
Inventories	**115.1**	122.9	126.7
Trade and other receivables	**190.8**	128.0	107.9
Cash and cash equivalents	**293.9**	259.1	146.6
Assets classified as held-for-sale	**–**	–	15.0
Total assets	**2 417.2**	2 288.6	2 583.9
Equity and liabilities			
Equity	**1 271.2**	1 219.2	1 622.6
Equity of the owners of the parent	**1 291.6**	1 247.3	1 531.9
Non-controlling interest	**(20.4)**	(28.1)	90.7
Non-current liabilities	**689.5**	659.4	649.6
Loans and borrowings	**40.0**	40.4	39.8
Post-retirement and other employee benefits	**6.4**	6.3	13.6
Provision for environmental rehabilitation	**497.8**	490.2	429.5
Deferred tax liability	**145.3**	122.5	166.7
Current liabilities	**456.5**	410.0	311.7
Trade and other payables	**375.8**	330.7	311.7
Loans and borrowings	**80.7**	79.3	–
Total equity and liabilities	**2 417.2**	2 288.6	2 583.9

CONDENSED STATEMENT OF CHANGES IN EQUITY	Quarter	Quarter	Quarter
	Sep 2011 **Rm** **Unaudited**	Jun 2011 Rm Unaudited	Sep 2010 Rm Unaudited
Balance at the beginning of the period	**1 219.2**	1 725.1	1 649.9
Share capital issued	**–**	–	(0.4)
– for costs	**–**	–	(0.4)
Increase in share-based payment reserve	**0.4**	0.9	0.6
Net profit/(loss) attributable to equity owners of the parent	**75.4**	(367.9)	0.3
Net profit/(loss) attributable to non-controlling interest	**7.7**	(140.0)	(8.6)
Dividends declared	**(28.9)**	–	(19.2)
Other comprehensive income	**(2.6)**	1.1	–
Balance as at the end of the period	**1 271.2**	1 219.2	1 622.6

CONDENSED STATEMENT OF CASH FLOWS	Quarter	Quarter	Quarter
	Sep 2011 **Rm** **Unaudited**	Jun 2011 Rm Unaudited	Sep 2010 Rm Unaudited
Net cash inflow from operations	**117.9**	103.0	21.9
Net cash outflow from investing activities	**(83.1)**	(114.6)	(55.0)
Net cash in/(out)flow from financing activities	**–**	1.3	(8.5)
Increase/(decrease) in cash and cash equivalents	**34.8**	(10.3)	(41.6)
Translation adjustment	**–**	0.8	–
Opening cash and cash equivalents	**259.1**	268.6	188.2
Closing cash and cash equivalents	**293.9**	259.1	146.6
Reconciliation of net cash inflow from operations			
Profit/(loss) before taxation	**123.5**	(523.1)	(3.0)
Adjusted for:			
Movement in gold in process	**14.9**	(30.6)	33.5
Depreciation and impairment	**27.8**	582.6	27.6
Movement in provision for environmental rehabilitation	**7.3**	35.3	4.8
Share-based payments	**0.4**	0.9	0.6
Loss/(profit) on financial liabilities measured at amortised cost	**0.3**	(33.5)	12.6
Profit on disposal of assets	**–**	(1.6)	(4.4)
Finance expense and unwinding of provisions	**2.7**	0.8	3.0
Growth in Environmental Trust Funds	**(1.7)**	(2.8)	(2.0)
Other non-cash items	**(1.7)**	(11.9)	(1.4)
Taxation paid	**–**	(0.4)	–
Working capital changes	**(55.6)**	87.3	(49.4)
Net cash inflow from operations	**117.9**	103.0	21.9



KEY OPERATING AND FINANCIAL RESULTS (Unaudited)			Metric			Imperial		
Metric			**Blyvoor**	**Ergo***	**Total operations**	**Blyvoor**	**Ergo***	**Total operations**
Ore milled (t'000)	Underground	Sep 2011 Qtr	184	–	184	203	–	203
		Jun 2011 Qtr	182	–	182	200	–	200
	Surface	Sep 2011 Qtr	783	5 231	6 014	863	5 766	6 629
		Jun 2011 Qtr	779	5 451	6 230	859	6 008	6 867
	Total	Sep 2011 Qtr	967	5 231	6 198	1 066	5 766	6 832
		Jun 2011 Qtr	961	5 451	6 412	1 059	6 008	7 067
Yield (g/t) (oz/t)	Underground	Sep 2011 Qtr	3.64	–	3.64	0.106	–	0.106
		Jun 2011 Qtr	3.34	–	3.34	0.098	–	0.098
	Surface	Sep 2011 Qtr	0.30	0.21	0.22	0.009	0.006	0.006
		Jun 2011 Qtr	0.33	0.20	0.22	0.010	0.006	0.006
	Total	Sep 2011 Qtr	0.93	0.21	0.32	0.027	0.006	0.009
		Jun 2011 Qtr	0.90	0.20	0.31	0.026	0.006	0.009
Gold produced (kg) (oz)	Underground	Sep 2011 Qtr	669	–	669	21 509	–	21 509
		Jun 2011 Qtr	608	–	608	19 548	–	19 548
	Surface	Sep 2011 Qtr	233	1 075	1 308	7 491	34 562	42 053
		Jun 2011 Qtr	254	1 100	1 354	8 167	35 364	43 531
	Total	Sep 2011 Qtr	902	1 075	1 977	29 000	34 562	63 562
		Jun 2011 Qtr	862	1 100	1 962	27 715	35 364	63 079
Cash operating costs (ZAR/kg) (US$/oz)	Underground	Sep 2011 Qtr	415 913	–	415 913	1 823	–	1 823
		Jun 2011 Qtr	432 910	–	432 910	1 980	–	1 980
	Surface	Sep 2011 Qtr	132 262	260 189	237 401	580	1 141	1 041
		Jun 2011 Qtr	131 197	230 270	211 685	599	1 057	970
	Total	Sep 2011 Qtr	342 642	260 189	297 808	1 502	1 141	1 305
		Jun 2011 Qtr	344 006	230 270	280 240	1 573	1 057	1 283
Cash operating costs (ZAR/t) (US$/t)	Underground	Sep 2011 Qtr	1 512	–	1 512	193	–	193
		Jun 2011 Qtr	1 446	–	1 446	194	–	194
	Surface	Sep 2011 Qtr	39	53	52	5	7	7
		Jun 2011 Qtr	43	46	46	6	6	6
	Total	Sep 2011 Qtr	320	53	95	41	7	12
		Jun 2011 Qtr	309	46	86	41	6	11
Gold and silver revenue (ZAR million) (US$ million)		Sep 2011 Qtr	356.6	449.6	806.2	50.2	63.2	113.4
		Jun 2011 Qtr	285.6	344.6	630.2	42.2	50.9	93.1
Operating profit/(loss) (ZAR million) (US$ million)		Sep 2011 Qtr	46.0	156.5	202.5	6.5	22.0	28.5
		Jun 2011 Qtr	(0.6)	111.6	111.0	–	16.4	16.4
Capital expenditure (ZAR million) (US$ million)		Sep 2011 Qtr	16.6	58.1	74.7	2.3	8.2	10.5
		Jun 2011 Qtr	26.5	59.1	85.6	3.9	8.7	12.6

* Ergo includes Crown, Ergo and ERPM.

CASH OPERATING COSTS RECONCILIATION

R000 unless otherwise stated		Blyvoor	Ergo*	Total operations
Total cash costs	Sep 2011 Qtr	318 244	369 301	687 545
	Jun 2011 Qtr	293 455	267 948	561 403
Movement in gold in process	Sep 2011 Qtr	(1 489)	(13 427)	(14 916)
	Jun 2011 Qtr	10 352	20 236	30 588
Less: Assessment rates, rehabilitation and other	Sep 2011 Qtr	3 023	67 129	70 152
	Jun 2011 Qtr	2 715	23 934	26 649
Less: Retrenchment costs	Sep 2011 Qtr	–	–	–
	Jun 2011 Qtr	–	42	42
Less: Corporate and general administration costs	Sep 2011 Qtr	4 669	9 042	13 711
	Jun 2011 Qtr	4 559	10 911	15 470
Cash operating costs	Sep 2011 Qtr	309 063	279 703	588 766
	Jun 2011 Qtr	296 533	253 297	549 830
Gold produced (kg)	Sep 2011 Qtr	902	1 075	1 977
	Jun 2011 Qtr	862	1 100	1 962
Total cash operating costs (R/kg)	Sep 2011 Qtr	342 642	260 189	297 808
	Jun 2011 Qtr	344 006	230 270	280 240
Total cash operating costs (US$/oz)	Sep 2011 Qtr	1 502	1 141	1 305
	Jun 2011 Qtr	1 573	1 057	1 283

Ergo includes Crown, Ergo and ERPM.



DIRECTORS (*British)(American)**
Executives: DJ Pretorius *(Chief Executive Officer)*, CC Barnes *(Chief Financial Officer)*
Independent non-executives: GC Campbell* *(Non-Executive Chairman)*, RP Hume; EA Jeneker; J Turk** • **Company Secretary:** TJ Gwebu

FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:
Tel: +27 (0)11 470 2600   Fax: +27 (0)11 470 2618
Web: http://www.drdgold.com
Quadrum Office Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 South Africa
PO Box 390 • Maraisburg 1700 • South Africa